EXHIBIT 99.1

NEWS RELEASE

For Further Information Contact:

Nymox Pharmaceutical

Corporation 1-800-93NYMOX

www.nymox.com

Nymox Announces Closing of $6.4 Million Registered Direct Offering

IRVINE, CA (March 22, 2022) Nymox Pharmaceutical Corporation (NASDAQ: NYMX) today announced the upsizing and closing of its previously announced offering to institutional and accredited investors consisting of 3,878,789 common shares at a purchase price of $1.65 per share, sold pursuant to a registered direct offering for gross proceeds of approximately $6.4 million before deducting placement agent fees and expenses. The Company has also issued to the investors, in a concurrent private placement, unregistered warrants to purchase up to an aggregate of 3,878,789 common shares.  The warrants are exercisable immediately at an exercise price of $2.00 per share and will expire five (5) years from the date of an effective registration statement covering the shares underlying the warrants.

Nymox intends to use the proceeds for general corporate purposes, including working capital.

A.G.P./Alliance Global Partners acted as sole placement agent for the offering.

This offering of the common shares (but not the warrants or the common shares underlying the warrants) was made pursuant to an effective shelf registration statement on Form F-3 (File No. 333-261571) previously filed with the U.S. Securities and Exchange Commission (the “SEC”). A prospectus supplement describing the terms of the proposed offering was filed with the SEC and is available on the SEC’s website located at http://www.sec.gov. Electronic copies of the prospectus supplement may be obtained from A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022, or by telephone at (212) 624-2060, or by email at prospectus@allianceg.com. Interested parties should read in their entirety the prospectus supplement and the accompanying prospectus and the other documents that Nymox has filed with the SEC that are incorporated by reference in such prospectus supplement and the accompanying prospectus, which provide more information about Nymox and such offering.

The warrants described above were offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Act”), and Regulation D promulgated thereunder and, along with the common shares underlying the warrants, have not been registered under the Act, or applicable state securities laws. Accordingly, the warrants and the underlying common shares may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Act and such applicable state securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Nymox Pharmaceutical Corporation

Nymox Pharmaceutical Corporation specializes in the research and development of therapeutics and diagnostics, with a particular emphasis on products targeted for the unmet needs of the rapidly aging male population in developed economies. The Company’s lead drug candidate for benign prostatic hyperplasia (BPH), Fexapotide Triflutate (FT) was submitted in a New Drug Application (NDA) to the FDA on March 3, 2022.  The Company will soon be submitting applications in other major jurisdictions, including Europe.

For more information please contact info@nymox.com or 800-936-9669.

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Forward-Looking Statements

To the extent that statements contained in this press release are not descriptions of historical facts regarding Nymox, they are forward-looking statements reflecting the current beliefs and expectations of management made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including statements regarding use of proceeds for the offering, the need for new options to treat BPH and prostate cancer, the potential of Fexapotide to treat BPH and prostate cancer and the estimated timing of further developments for Fexapotide.

Such forward-looking statements involve substantial risks and uncertainties that could cause our clinical development program, future results, performance or achievements to differ significantly from those expressed or implied by the forward-looking statements.

Such risks and uncertainties include, among others, the uncertainties inherent in the clinical drug development process, including the regulatory approval process, the timing of Nymox's regulatory filings, Nymox's substantial dependence on Fexapotide, Nymox's commercialization plans and efforts and other matters that could affect the availability or commercial potential of Fexapotide. Nymox undertakes no obligation to update or revise any forward-looking statements. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the business of Nymox in general, see Nymox's current and future reports filed with the U.S. Securities and Exchange Commission. The information contained in this press release is as of the date of the press release and Nymox assumes no duty to update such information.

For Further Information Contact:

Randall Lanham

Nymox Pharmaceutical Corporation

1-800-93NYMOX

www.nymox.com

info@nymox.com

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